NEWS RELEASE

March 1, 2018

Nevsun Announces Fourth Quarter and Annual 2017 Financial Results

Nevsun Resources Ltd. (TSX:NSU ) (NYSE AMERICAN:NSU) (“Nevsun” or “the Company ”) is pleased to report its financial results for the three months and full year ended December 31, 2017.  Operating results were pre-released January 10, 2018(1).  Unless otherwise noted all financial results are in millions of US dollars.

Highlights

  Updated Timok Project Upper Zone Preliminary Economic Assessment (“PEA”) results released in Q4 2017 demonstrate outstanding project economics with a $1.5 billion NPV and 50% IRR at a discount rate of 8% and a $3.00 per pound copper price
  Improved mining and metallurgical processes at Bisha in 2017
  Produced 210.4(1) million pounds of zinc in zinc concentrate, at the top end of revised guidance of 190-210 million pounds
  Produced 17.5(1) million pounds of copper in copper concentrate, below revised guidance of 20-30 million pounds
  Realized zinc C1 cash costs(3) of $0.97 per payable pound sold on a co-product basis and $0. 88 per payable pound sold on a by-product basis
  Realized copper C1 cash costs(3) of $1.72 per payable pound sold on a co-product basis

“In 2017 we made a number of strategic decisions to position Nevsun for long-term success. Key accomplishments include advancing and de-risking the Timok Project through an investment of more than $41 million . We completed the Upper Zone PEA which highlighted Timok’s outstanding economics. We will deliver an initial reserve and pre-feasibility study (“PFS”) on the Upper Zone in late March 2018, and an initial resource statement on the Lower Zone later in 2018,” said Peter Kukielski, Chief Executive Officer . “The exploration decline permit was granted to Timok this week – a testament to the strong working relationship that Nevsun has built with the government of Serbia. We are grateful for their continued support and plan to begin initial construction of the decline in Q2 2018, advancing the Timok Upper Zone Project for the benefit of local stakeholders and our shareholders alike.”

Mr. Kukielski continued : “At Bisha, the metallurgical and mining challenges of 2017 are largely behind us. Bisha is now set to deliver reliable and consistent cash flows for 2018 and beyond.”

Timok Project Update

In Q4 2017, the Company released the Updated Timok Project Upper Zone PEA, confirming the Upper Zone as a world-class copper-gold deposit with outstanding economics as demonstrated by a robust NPV of $1.5 billion and an IRR of 50% at a discount rate of 8% and an assumed copper price of $3.00 per pound. The updated PEA highlights the ultra high-grade nature of the deposit, which results in exceptional operating margins in the early years of production, with a payback period of under 1.5 years. The mine life of 16 years provides an extended window for further exploration success in the very prospective area around the project.

In late 2017, Jerzy Orzechowski joined the company to lead the study and construction of the Timok Project. His extensive experience building large projects in emerging countries on time and on budget will be key to Timok’s continued successful delivery. Jerzy has built a strong team, including Serbian site leadership.

Key milestones achieved in 2017 at Timok include the completion of three phases of metallurgical test work, an extensive infill drilling program totaling 30,000 metres and the first phase of condemnation drilling, key technical mining and environmental studies, and rapidly advancing permitting and land acquisition. As of December 31, 2017, the Company has acquired 100% of the land required for development of the exploration decline and 40% of the required private land for construction of the project.

Bisha Mine Update

Bisha moved a record 5.3 million tonnes of material in Q4 2017. The mine’s ability to move greater volumes of material has continued into 2018. This progress is due to the purchase of additional heavy mining equipment (“HME”) made in H2 2017 and better equipment availabilities due to the outsourcing of HME maintenance. In Q4 2017 Bisha continued to focus on re-establishing a more efficient pit configuration, which involved more waste movement and adversely affected ore access and costs. These initiatives have improved access to primary ore and will result in lower unit cash costs going forward.

On processing, Bisha realized significant improvements over the course of 2017, which included attaining breakthrough copper production levels from primary ore in Q1 2017, moving away from previous bulk concentrate production in the copper circuit, and a steady, slow rise in zinc recoveries from an average of 65% in H1 2017 to an average of 73% in H2 2017 as Bisha tested different operating parameters and reagent schemes.

In early 2018, through further investigations and reagent trials, Bisha has achieved significant improvements in both copper and zinc recoveries and concentrate qualities. Specifically, for the first two months of 2018, zinc recoveries are averaging more than 80% while copper recoveries are approaching 60%, resulting in Bisha performing ahead of the 2018 plan and guidance for both metal production and C1 cash costs. With continued strong zinc and copper prices and low treatment charges, the Company anticipates excellent cash generation from the Bisha mine in 2018, bolstering its already strong balance sheet .

Voluntary Accounting Policy Change

With the increase in exploration and valuation expenditures in 2017 at the Timok Project, the Company initiated a voluntary review of its accounting policy with respect to these expenditures. As a result of this review, management has elected to change the accounting policy effective December 31, 2017 in order to enhance the relevance and reliability of the information available to the users of the Company’s financial statements. A review of the accounting policies of several peer companies disclosed three common approaches to exploration and evaluation expenditures:

  capitalizion of all expenditures;
  recognition of all expenditures in the statement of profit or loss; or, recognition of expenditures in the statement of profit or loss until a point at which management has a level of confidence in the viability of the underlying mineral resource and/or reserve.

The Company’s change in accounting policy moves it from the first group to the third, which generally comprises larger mining companies, consistent with Nevsun’s expected growth in light of the Timok acquisition.

Under the new accounting policy, all direct costs related to the acquisition of mineral property interests are capitalized in the period in which they are incurred. Exploration and evaluation costs are then expensed until the point at which proven and probable reserves are declared. Subsequent exploration and evaluation costs are capitalized as incurred. As a result of the change, as at December 31, 2017, decreases in net equity were $52.3 million related to the Timok Upper and Lower Zone Projects, $24.5 million related to the Bisha Mine, and $2.5 million related to the Company’s other projects in Serbia and Macedonia, for a total decrease in net equity of $79.3 million.

2017 Financial Review

	2017	2016 (Restated)(2)	Q4 2017	Q4 2016 (Restated)(2)
Revenue (millions)	$289.9	$230.7	$80.6	$36.2
Impairment charges (millions)	(49.0)	-	18.0	-
Earnings (loss) from mine operations (millions) (2)	(25.8)	82.7	15.0	(4.7)
Exploration expenses (millions)	(50.8)	(18.6)	(10.2)	(10.4)
Net income (loss) (millions)(2)	(99.6)	16.2	2.6	(17.9)
Net income (loss) attributable to Nevsun shareholders (millions)(2)	(84.7)	(2.7)	(3.8)	(16.5)
Basic earnings (loss) per share attributable to Nevsun shareholders (2)	$(0.28)	$(0.01)	$(0.01)	$(0.08)
Dividends declared, per share	0.04	0.16	0.01	0.04

Cash (millions)	$124.6	$199.3	$124.6	$199.3
Working capital (millions)	162.3	201.1	162.3	201.1
Total assets (millions)(2)	1,086.4	1,238.8	1,086.4	1,238.8
Total non-current liabilities (millions)(2)	66.7	82.8	66.7	82.8

Zinc price realized, per payable pound sold	$1.36	$1.17	$1.54	$1.17
C1 cash cost per payable zinc pound sold, co-product basis (3)	0.97	1.06	1.23	1.06
C1 cash cost per payable zinc pound sold, by-product basis (3)(4)	0.88	1.06	1.13	1.06

Copper price realized, per payable pound sold	$2.88	$2.13	$3.26	$-
C1 cash cost per payable copper pound sold, co-product basis (3)	1.72	1.04	2.01	-
(1)	Production numbers for 2017 have been revised from the preliminary figures disclosed by news release on January 10, 2018. Zinc production was revised upwards from 207.8 million pounds while copper production was revised downwards from 18.0 million pounds due to reclassifications of ending concentrate inventory balances as at December 31, 2017.
(2)	Figures disclosed for 2016 have been restated as a result of a voluntary change in the Company’s accounting policy applied retrospectively for exploration and evaluation expenditures. Please refer to note 27 of the Company’s 2017 Annual Consolidated Financial Statements for full disclosure and quantification of the revised accounting policy.
(3)	C1 cash cost per pound is a non-GAAP measure. See page 30 of the Company’s 2017 MD&A for discussion of non-GAAP measures and page 10 of the Company’s 2017 MD&A, Cash Costs, for explanation of per-unit costs.
(4)	From 2018 onwards, C1 cash costs will be disclosed showing cash costs per payable pound of zinc with copper on both a by-product and co-product basis. Please refer to page 30 of the Company’s 2017 MD&A for additional discussion.

In Q4 2017, the Bisha mine re-established a more efficient pit configuration to rectify mine sequencing deviations made in earlier quarters as a short-term measure to gain greater access to primary ore. The focus on waste movement in Q4 2017 led to a higher strip ratio and a reduced supply of primary ore feed, necessitating additional processing trials of boundary ore (now reclassified as “zinc-only”) stockpiles, which were treated successfully for zinc recoveries. Processing of these stockpiles resulted in higher reagent costs due to increased lime usage to control pH levels. These events contributed to abnormally low copper recoveries and higher C1 cash costs for the fourth quarter and full year 2017. The Company expects sustained primary ore feed from the mine in 2018, reduced stripping requirements, and better copper and zinc recoveries in the plant will lead to higher metal production and a significant drop in C1 cash costs for both copper and zinc.

Based on the sustained successful recovery of zinc from zinc-only stockpiles in Q3 and Q4 2017, the company has reversed the previous impairment taken on the high- and medium- grade portions of the zinc-only stockpiles. This resulted in an impairment reversal of $13 .1 million recorded as at December 31, 2017 related to stockpiled ore, and a reversal of $6.5 million related to the zinc-only ore that was successfully processed during Q3 and Q4 2017. This resulted in a total reversal related to zinc-only stockpiles of $19.5 million recorded during 2017. The remaining $49.0 million impairment charge as at December 31, 2017 is composed of $32.2 million related to zinc-only stockpiles, $4.1 million related to pyrite sand stockpiles, $3.0 million related to oxide stockpiles, and $9.7 million related to obsolete equipment and related inventory.”

Updated 2018 Outlook

  Achieve top quartile safety performance at all operations
  Advance Timok Project Upper Zone with an investment of $50 to $60 million
    Complete the PFS
    Declare an initial reserve, advance the feasibility study (“FS”)
    Commence construction of the exploration decline
  Declare an initial resource on the Timok Project Lower Zone
  Invest $15 million in exploration including 12.5 km of follow-up drilling on highly prospective exploration targets near the Timok Project Upper Zone
  Produce 210 to 240 million pounds of zinc at:
    C1 cash cost of $0.70 to $0.90 per payable pound sold with copper on a co-product basis; and
    C1 cash cost of $0.60 to $0.80 per payable pound sold with copper on a by-product basis
  Produce 20 to 30 million pounds of copper at:
    C1 cash cost of $1.55 to $1.75 per payable pound sold on a co-product basis

The Company plans to invest a further $50 to $60 million at the Timok Project Upper Zone during 2018. This expenditure underscores the Company’s conviction that the Timok Project is exceptional, offering amongst the highest project returns in the mining sector. The PFS results on the Timok Project Upper Zone will be released by the end of Q1 2018 followed by an initial reserve estimate. The Company will then proceed with preparation of a definitive feasibility study with an anticipated target completion date within H1 2019. The new objective of delivering an initial resource on the Timok Lower Zone was added to our original outlook.

The Serbian government has issued the permit for construction of the exploration decline. An estimated $15 million of capital expenditure on the exploration decline is included in the 2018 budget for the Timok Project Upper Zone, with construction scheduled to start in Q2 2018. The increased capital expenditure on the Upper Zone in 2018 is offset by the reduced capital spend on the Lower Zone as $16.5 million of the agreed $20 million Lower Zone commitment was incurred in 2017. Approximately $1 million of Lower Zone spending is planned in 2018.

Capital investment at Bisha will also decrease in 2018, with budgeted capital of $15 million, including $3 million on studies investigating options to extend the mine life and $12 million for sustaining capital. This compares to $29 million of capital spending in 2017.

Exploration expenditure of $5 million is planned around the Timok Project Upper Zone. The 2018 budget includes approximately 12,500 metres of Upper Zone exploration drilling.  Drilling will target new high grade, high sulphidation mineralization near the Timok Upper Zone, building on the promising exploration results announced in January 2018.

Approximately 16,000 metres of exploration drilling is planned at the Company’s 100% owned exploration projects in Serbia and Macedonia at a cost of $4 million. The exploration costs at Tilva in Serbia are predominantly funded by Rio Tinto as part of its earn-in agreement. A budget of $7 million for 15,000 metres of exploration drilling is planned at Bisha.

Q4 2017 and 2017 Annual Results Conference Call and Webcast Details

The Company will hold a conference call and webcast on Friday, March 2, 2018, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the financial and operating results.

Conference Call:

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay by phone until Friday, March 9, 2018, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 946987 #.

Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.nevsun.com or by clicking https://event.on24.com/wcc/r/1613620/6AEF584A5DC281DF7DD9FF4E5E8FFB23

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study, Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s Bisha Mine in Eritrea and its intentions for its Timok Upper Zone Project in Serbia (the “Timok Project”). The Company also cautions the reader that the PEA previously released in September, 2017 and the PFS anticipated to be released in March, 2018 on the Timok Project that supports the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, is preliminary in nature and there is no certainty that the PEA or the PFS will be realized.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and development plans related to the Company, exploration activities, the adequacy of financial resources, anticipated production, processing and recoveries of zinc and copper, mineral reserve and resource estimates, mining efficiencies and access to mineral reserves, goals, strategies, future growth, planned future acquisitions, anticipated C1 cash costs to produce zinc or copper, resolution of metallurgical challenges from variable ore materials to produce concentrate and the ability to increase processing and recovery rates of zinc and copper, achievement of and timing for achievement of any key milestones including, planned mineral movement at the Bisha Mine and other events or conditions that may occur in the future regarding the Company or its projects.

The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; metallurgical challenges; operating or technical difficulties in connection with exploration; land acquisition; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business including, without limitation, other risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor - Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com